Exhibit 77C

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Fund was held on July 22, 2002, to consider approval of a Plan and Agreement of Reorganization, under the terms of which the Fund was reorganized into the ING Emerging Countries Fund, a series of the Registrant, on August 2, 2002 (For:1,431,289; Against: 51,030).